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                                                   As Filed with the Securities
                                                      and Exchange Commission
                                                         on March 30, 2001

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------

In the Matter of                                      INTERIM CERTIFICATE

Conectiv                                                       OF

File No. 70-9069                                          NOTIFICATION

(Public Utility Holding Company                       PURSUANT TO RULE 24
Act of 1935)

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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998.


         On December 31, 2000, Delmarva Services Company was merged into Delmarva Capital Investments, Inc. ("DCI"). Concurrently, DCI's name was changed to Conectiv Properties and Investments, Inc.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                 Conectiv
                                      Conectiv Energy Supply, Inc.
                                      Conectiv Properties and Investments, Inc
                                      Conectiv Services, Inc.
                                      Conectiv Solutions, LLC
                                      Conectiv Communications, Inc.
                                      Atlantic Generation, Inc.
                                      Atlantic Southern Properties, Inc.
                                      ATE Investment, Inc.
                                      Binghamton General, Inc.
                                      Binghamton Limited, Inc.
                                      Pedrick General, Inc.
                                      Vineland Limited, Inc.
                                      Vineland General, Inc.
                                      ATS Operating Services, Inc.

March 30, 2001                        /s/ Philip S. Reese
                                         ----------------
                                           Philip S. Reese
                                           Vice President & Treasurer

                                      Thermal Energy LP I by its
                                      General Partner, Atlantic Jersey
                                      Thermal Systems, nc.

March 30, 2001                        /s/ Philip S. Reese
                                         ----------------
                                           Philip S. Reese
                                           Vice President & Treasurer